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                             November 19, 2020

       Brittney Rogers
       Managing Member
       Emancipation Fund Initiative LLC
       5330 Griggs Road #D107
       Houston, Texas 77021

                                                        Re: Emancipation Fund
Initiative LLC
                                                            Amendment No. 2 to
Draft Offering Statement on Form 1-A
                                                            Submitted November
3, 2020
                                                            CIK No. 0001817964

       Dear Ms. Rogers:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Draft Offering Statement

       General

   1. We note your response to comment 1. Please revise the disclosure to state that you will disclose revised
interest rates in an offering circular supplement, because the rate constitutes a
substantive change from or addition to the information set forth in the last offering circular filed
with the Commission.    See Rule 252(g)(2) of Regulation A. Please
                                                        also confirm, if any
changes in the interest rate represent    a fundamental change in the
                                                        information set forth
in the offering statement,    that you will file a post qualification
                                                        amendment. See Rule
252(f)(2)(ii) of Regulation A.
 Brittney Rogers
FirstName  LastNameBrittney   Rogers
Emancipation  Fund Initiative LLC
Comapany 19,
November   NameEmancipation
               2020            Fund Initiative LLC
November
Page  2    19, 2020 Page 2
FirstName LastName
2. We note inconsistencies throughout the offering circular regarding the time investors have to notify the company of their decision to renew. For example, on page 2, the current
         disclosure states    [t]he investor must then inform the Company
within 45 days of the date
         of maturity that the investor wishes for the company to redeem the
investor   s Note.
         (Emphasis added). On page 12, the current disclosure states    each
note will automatically
         renew for a new one year period unless the investor notifies the Company 45 days before
         the maturity date   .    (Emphasis added). Also on page 12, the
current disclosure states
            [a]pproximately 60 days before the maturity date of each Note, the company will notify
         each investor of the upcoming maturity of his Note.    (Emphasis
added). Please revise
         and clarify the disclosure throughout the offering circular, and clearly state, if true, that investors will have a full 15 days to make a renewal decision.
       You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Samuel E. Whitley